Exhibit 99.1
GRAVITY Co., Ltd.
Non-Consolidated Financial Statements
December 31, 2010 and 2009

GRAVITY Co., Ltd.
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Auditors	1 - 2

Non-Consolidated Financial Statements

Statements of Financial Position	3 - 4

Statements of Income	5

Statements of Appropriations of Retained Earnings	6

Statements of Changes in Shareholders’ Equity	7

Statements of Cash Flows	8 - 9

Notes to Non-Consolidated Financial Statements	10 - 35

Report of Independent Accountants’ Review of Internal Accounting Control System	36

Report on the Operations of the Internal Accounting Control System	37

Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated statements of financial position of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2010 and 2009, and the results of its operations, the changes in its retained earnings, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in retained earnings, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 17, 2011
This report is effective as of March 17, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Statements of Financial Position
December 31, 2010 and 2009

(in thousands of Korean won)	2010		2009

Assets
Current assets
Cash and cash equivalents (Notes 3 and 16)	₩	34,280,209	₩	47,667,921
Short-term financial instruments (Note 3)		12,000,000		11,500,000
Short-term available-for-sale securities (Note 5)		5,000,125		4,973,185
Trade accounts receivable, net (Notes 16 and 24)		8,049,599		6,327,483
Short-term loans receivable (Notes 6, 7, 16 and 24)		1,942,473		620,660
Other accounts receivable, net (Note 16)		294,254		162,358
Advances payments (Note 14)		1,700,259		1,034,496
Prepaid income taxes		1,011,604		1,227,228
Other current assets (Notes 4)		1,022,645		1,008,903

Total current assets		65,301,168		74,522,234
Equity method investments (Note 6)		20,870,435		9,409,490
Long-term available-for-sale securities (Note 5)		1,066,787		1,518,526
Long-term loans receivable, net (Notes 6, 7, 16 and 24)		53,333		20,555
Guarantee deposits (Note 10)		1,254,260		1,183,983
Property and equipment, net (Notes 8 and 9)		1,038,239		1,453,968
Intangible assets, net (Note 11)		15,187,420		11,831,295
Other non-current assets		1,081,112		1,026,706

Total assets	₩	105,852,754	₩	100,966,757

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 16)	₩	5,079,245	₩	2,972,889
Deferred income (Notes 12 and 24)		3,085,673		3,037,021
Withholdings		148,879		153,308
Advances received		1,859,668		1,885,837
Income tax payable (Note 15)		373,181		288,651

Total current liabilities		10,546,646		8,337,706
Long-term deferred income (Note 24)		8,143,263		9,679,062
Asset retirement obligation (Note 8)		99,000		99,000
Leasehold deposit received (Note 24)		67,935		64,090

Total liabilities		18,856,844		18,179,858

Commitments and contingencies (Note 14)
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Financial Position
December 31, 2010 and 2009

(in thousands of Korean won)	2010		2009

Shareholders’ equity
Capital stock (Notes 1 and 17)
Common stock		3,474,450		3,474,450
Capital surplus
Paid in capital in excess of par value (Note 17)		73,255,073		73,255,073
Other capital surplus (Note 18)		2,125,136		1,679,930
Capital adjustments
Stock options (Note 18)		—		445,206
Accumulated other comprehensive income and expenses (Note 21)
Unrealized loss on available-for-sale securities		(1,119)		(1,120)
Net accumulated comprehensive income of equity method investees (Note 6)		2,080,451		2,052,968
Net accumulated comprehensive expense of equity method investees (Note 6)		—		(46,370)
Retained earnings
Unappropriated retained earnings		6,061,919		1,926,762

Total shareholders’ equity		86,995,910		82,786,899

Total liabilities and shareholders’ equity	₩	105,852,754	₩	100,966,757

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Income
Years Ended December 31, 2010 and 2009

(in thousands of Korean won)	2010		2009

Revenues (Notes 14 and 24)	₩	38,979,078	₩	43,945,590
Cost of sales (Note 24)		12,127,471		13,775,721

Gross profit		26,851,607		30,169,869

Selling and administrative expenses (Notes 19 and 24)		20,413,674		18,399,549

Operating income		6,437,933		11,770,320

Non-operating income
Interest income (Note 24)		1,827,578		2,272,866
Gain on foreign exchange transactions		1,065,169		1,786,137
Gain on foreign exchange translation (Note 16)		72,583		82,328
Gain on valuation of equity method investments (Note 6)		1,447,646		1,635,795
Gain on disposal of available-for-sale securities		334,715		—
Gain on valuation of available-for-sale securities		125		—
Other income		523,539		150,200

		5,271,355		5,927,326

Non-operating expenses
Loss on foreign exchange transactions		595,005		1,455,376
Loss on foreign exchange translation (Note 16)		374,878		660,694
Loss on valuation of equity method investments (Note 6)		1,933,240		1,978,966
Loss on impairment of available-for-sale securities (Note 5)		451,740		4,784,890
Loss on disposal of property and equipment		—		6,724
Loss on valuation of available-for-sale securities		—		26,815
Loss on impairment of intangible assets (Note 11)		475,425		39,013
Settlement cost of litigation (Note 14)		—		1,648,615
Donation		100,000		—
Other losses		237		26,934

		3,930,525		10,628,027

Income before income taxes		7,778,763		7,069,619

Income tax expenses (Note 15)		3,643,606		3,987,122

Net income	₩	4,135,157	₩	3,082,497

Basic earnings per share (in Korean won) (Note 22)	₩	595	₩	444
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Appropriations of Retained Earnings
Years Ended December 31, 2010 and 2009
(Date of appropriations: March 25, 2011 and March 26, 2010, for the years ended
December 31, 2010 and 2009, respectively)

(in thousands of Korean won)	2010		2009

Retained earnings before appropriations
Unappropriated retained earnings (Undisposed accumulated deficit) carried over from prior year	₩	1,926,762	₩	(1,155,735)
Net income		4,135,157		3,082,497

		6,061,919		1,926,762

Appropriations of retained earnings		—		—

Unappropriated retained earnings carried forward to subsequent year	₩	6,061,919	₩	1,926,762

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2010 and 2009

							Accumulated
							Other	Retained
							comprehensive	Earnings
	Capital		Capital		Capital		Income and	(Accumulated
(in thousands of Korean won)	Stock		Surplus		Adjustment		expense	Deficit)		Total

Balances as of January 1, 2009	₩	3,474,450	₩	74,453,397	₩	893,302	₩ 2,384,042	₩	(1,155,735)	₩	80,049,456

Net income		—		—		—	—		3,082,497		3,082,497
Stock-based compensation expenses (Note 18)		—		—		33,510	—		—		33,510
Reclassification of expired stock options (Note 18)		—		481,606		(481,606)	—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 6 and 21)		—		—		—	(332,194)		—		(332,194)
Changes in equity method investees with net accumulated comprehensive expense (Note 6 and 21)		—		—		—	(46,370)		—		(46,370)

Balances as of December 31, 2009	₩	3,474,450	₩	74,935,003	₩	445,206	₩ 2,005,478	₩	1,926,762	₩	82,786,899

Balances as of January 1, 2010	₩	3,474,450	₩	74,935,003	₩	445,206	₩ 2,005,478	₩	1,926,762	₩	82,786,899

Net income		—		—		—	—		4,135,157		4,135,157
Reclassification of expired stock options (Note 18)		—		445,206		(445,206)	—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 6 and 21)		—		—		—	27,484		—		27,484
Changes in equity method investees with net accumulated comprehensive expense (Note 6 and 21)		—		—		—	46,370		—		46,370

Balances as of December 31, 2010	₩	3,474,450	₩	75,380,209	₩	—	₩ 2,079,332	₩	6,061,919	₩	86,995,910

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

(in thousands of Korean won)	2010		2009

Cash flows from operating activities
Net income	₩	4,135,157	₩	3,082,497

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		749,766		1,371,710
Amortization of intangible assets		2,201,578		3,397,423
Loss on foreign exchange translation		356,175		231,174
Loss on valuation of equity method investments		1,933,240		1,978,966
Loss on valuation of short-term available-for-sale securities		—		26,815
Loss on impairment of available-for-sale securities		451,740		4,784,890
Bad debts expense		444,470		359,150
Loss on disposal of property and equipment		—		6,724
Loss on impairment of intangible assets		475,425		39,013
Stock-based compensation expense		—		33,510
Gain on foreign exchange translation		(72,583)		(82,328)
Gain on valuation of equity method investments		(1,447,646)		(1,635,795)
Reversal of allowance for doubtful accounts		—		(62,875)
Gain on disposal of property and equipment		(3,518)		(3,663)
Gain on disposal of short-term available-for-sale securities		(334,715)		—
Gain on valuation of short-term available-for-sale securities		(125)		—

Changes in operating assets and liabilities
Increase in trade accounts receivable		(2,213,611)		(839,651)
Decrease(increase) in other accounts receivable		(96,474)		338,537
Decrease(increase) in advance payments		(784,669)		467,018
Decrease in short-term prepaid expenses		10,031		206,791
Increase in prepaid income taxes		(11,274)		(106,367)
Decrease in tax refund receivable		32,854		71,338
Increase in long-term prepaid expenses		(240,252)		(157,730)
Increase in other deposits		(500)		—
Decrease(increase) in other current assets		59,641		(143,085)
Increase(decrease) in accounts payable		787,873		(710,911)
Increase(decrease) in advance received		(26,169)		1,817,090
Increase in withholdings		1,488		6,552
Increase in leasehold deposits received		3,845		13,572
Decrease in deferred revenue		(1,541,136)		(1,248,687)
Increase(decrease) in income tax payables		84,529		(74,338)
Increase in long-term deferred revenue		1,463,149		2,427,047

Net cash provided by operating activities		6,418,289		15,594,387

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

(in thousands of Korean won)	2010		2009

Cash flows from investing activities
Collection of short-term loans receivables		71,059		54,530
Proceeds from disposal of short-term available-for-sale securities		5,307,900		—
Proceeds from disposal of property and equipment		25,640		21,241
Decrease in guarantee deposits		—		2,672
Increase in short-term financial instruments		(500,000)		(7,500,000)
Acquisition of short-term available-for-sale securities		(5,000,000)		(5,000,000)
Increase in short-term loans receivable		(1,534,544)		(360,857)
Acquisition of equity method investments		(11,688,481)		—
Acquisition of available-for-sale securities		—		(229,081)
Increase in long-term loans receivable		(120,000)		(40,000)
Acquisition of property and equipment		(508,241)		(233,317)
Acquisition of intangible assets		(5,789,057)		(2,509,515)
Increase in guarantee deposits		(70,277)		(10,105)

Net cash used in investing activities		(19,806,001)		(15,804,432)

Cash flows from financing activities
Net cash provided by financing activities		—		—

Net increase in cash and cash equivalents		(13,387,712)		(210,045)

Cash and cash equivalents (Note 23)
Beginning of the year		47,667,921		47,877,966

End of the year	₩	34,280,209	₩	47,667,921

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
1. The Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally through six subsidiaries, including Gravity Interactive, Inc.. In addition, the company has another subsidiary, NeoCyon, Inc.,which operates in mobile service business in Republic of Korea. On October 21, 2010, the Company also acquired 50.83% ownership of Barunson Interactive Corp., the developer of “Dragonica”, a massive multi-player online role playing game.
On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.
As of December 31, 2010, the total paid-in capital amounts to ₩3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2010, are as follows:

		Percentage of
	Number of shares	ownership (%)

GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69

	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became the majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements. These policies have been consistently applied to all the years presented.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Revenue Recognition
Prepaid online game subscriptions are recognized as revenue upon their actual usage.
The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from mobile and other sales are recognized when goods are transferred or services are provided completely.
Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.
Government Grants
Government grants received with repayment obligations are recorded as liability, while grants without such obligations are offset against cost of assets purchased with such grants. Grants received for specific purposes are offset against the specific expenses for which they were granted, and other grants are recorded as a gain for the period.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.
Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Investments in Securities
Costs of securities are determined using the moving-weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.
Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.
Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the income statement.
Equity Method Investments
The Company reflects any changes in the book value of its equity-method investments after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity are accounted for as other comprehensive income and expense.
Property and Equipment, and Related Depreciation
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.
Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years
Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.
Operating Leases
An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Intangible Assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the asset.

Estimated Useful Lives
Development costs	3 years
Software	3 years
Other intangible assets	3 years
Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review for their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off.
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.
Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The related gains or losses are recognized under the income statement.
Current and Deferred Income Taxes
Income tax expenses include the current income taxes under the relevant income tax law and the changes in deferred income tax assets or liabilities. Deferred income tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred income tax assets are recognized for temporary differences which will decrease future taxable income to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Defined Contribution Pension Plan
For defined contribution pension plan, the Company recognizes the severance benefits provided for the period as expense.
Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the non-consolidated financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Translation of Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the date of the statement of financial position, and the resulting translation gains and losses are recognized in the income statement.
Share-based Payments
The Company accounts for stock options granted after December 31, 2006, in compliance with SKFAS No. 22, Share-Based Compensation.
For stock options granted to its employees and directors before 2007, the Company used the fair-value method in determining compensation costs which are accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as capital adjustments.
In case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as an expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Approval of Non-Consolidated Financial Statements
The Company’s non-consolidated financial statements were approved by the Board of Directors on March 3, 2011.
3. Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents, and short-term financial instruments as of December 31, 2010 and 2009 consist of following:

		Annual
		Interest
(in thousands of Korean won)	Bank	Rate (%)	2010		2009

Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.10	₩	475,503	₩	2,039,807
Foreign currency	Kookmin Bank and others	0.04-0.07		837,568		6,169,387
Time deposits	Kookmin Bank and others	3.00-3.22		30,000,000		38,500,000
Money Market Deposit Account	Hana Bank and others	2.00-2.30		2,967,138		958,727

			₩	34,280,209	₩	47,667,921

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	3.10-4.70	₩	12,000,000	₩	11,500,000

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
4. Other Current Assets
Other current assets as of December 31, 2010 and 2009 consist of the following:

(in thousands of Korean won)	2010		2009

Accrued income (Note 24)	₩	267,515	₩	361,903
Tax refund receivable		255,105		287,960
Prepaid expenses (Note 24)		457,930		316,945
Inventories		42,095		42,095

	₩	1,022,645	₩	1,008,903

5. Short-term and Long-term Available-For-Sale Securities
Available-for-sale securities as of December 31, 2010 and 2009 consist of the following:

	2010
	Acquisition		Market Value or
(in thousands of Korean won)	Cost		Net Asset Value		Book Value

Short-term available-for-sale securities (ELS Fund)[1]	₩	5,000,000	₩	5,000,125	₩	5,000,125
Long-term available-for-sale securities
Non-marketable available-for-sale securities[2]		8,397,461		1,046,467		1,046,467
Government bonds		21,440		20,320		20,320

Total	₩	13,418,901	₩	6,066,912	₩	6,066,912

[1]	The Company redeemed invested ₩5,000,000 thousand in the ELS fund and recorded it as short-term available-for-sale securities. The host contract and embedded derivative are closely related, and therefore, the Company has not bifurcated the embedded derivatives and assessed the fair value of the instrument as a whole. The difference of ₩125 thousand between the acquisition cost of the ELS fund and its fair value as of December 31, 2010 was recognized as gain on valuation of available-for-sale securities under non-operating income.

[2]	The non-marketable available-for-sale securities represent investment in Online Game Revolution Fund No. 1, Limited liability partnership. The Company has invested total of JPY 910,000,000 in the partnership and holds 16.39% equity interest as of December 31, 2010. The investment is accounted for as equity investment method as the Company has limited access to the partnership’s operation or decision process. Also, the Company assesses the redeemable return on the investment based on the performance of the actual games, which the partnership had invested in and commercialized. The difference between the investment’s book balance and the redeemable amount is reflected under current year’s income statement. The Company recognized impairment loss on available-for-sale securities amounting to ₩451,740 thousand as of December 31, 2010 (2009: ₩4,784,890 thousand) (Refer to note 14).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

	2009
	Acquisition		Market Value or
(in thousands of Korean won)	Cost		Net Asset Value		Book Value

Short-term available-for-sale securities (ELS Fund)	₩	5,000,000	₩	4,973,185	₩	4,973,185
Long-term available-for-sale securities
Non-marketable available-for-sale securities		8,397,461		1,439,805		1,498,206
Government bonds		21,440		20,320		20,320

Total	₩	13,418,901	₩	6,433,310	₩	6,491,711

6. Equity Method Investments
Equity method investments as of December 31, 2010 and 2009 consist of the following:

	Percentage	2010
(in thousands of Korean won)	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value

Gravity Interactive, Inc.	100.00	₩	4,636,784	₩	233,280	₩	233,280
Gravity Entertainment Corp.	100.00		1,763,994		471,274		471,274
Gravity EU SASU	100.00		2,194,760		(1,407,337)		—
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,557,126		1,557,126
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,268)		—
NeoCyon, Inc.	96.11		7,715,763		7,768,916		7,311,966
Barunson Interactive Corp.[2]	50.83		11,688,480		(543,914)		11,296,789

Total		₩	32,431,579	₩	8,064,077	₩	20,870,435

	Percentage	2009
(in thousands of Korean won)	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value

Gravity Interactive, Inc.	100.00	₩	4,636,784	₩	1,170,589	₩	1,167,746
Gravity Entertainment Corp.	100.00		1,763,994		521,159		521,159
Gravity EU SASU	100.00		2,194,760		(827,464)		—
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,596,297		1,596,297
Gravity RUS Co., Ltd.	99.99		2,452,158		259,968		259,968
NeoCyon, Inc.	96.11		7,715,763		5,671,211		5,864,320

Total		₩	20,743,099	₩	8,391,760	₩	9,409,490

[1]	On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2010.

[2]	On October 21, 2010, the Company acquired 170,138 shares of Barunson Interactive Corp.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Details of changes in the differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)	2010
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	₩	236,705	₩	—	₩	236,705	₩	0
Barunson Interactive Corp.		—		12,297,803		347,498		11,950,305

Total	₩	236,705	₩	12,297,803	₩	584,203	₩	11,950,305

(in thousands of Korean won)	2009
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	₩	503,681	₩	—	₩	266,976	₩	236,705
Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity method investments.
Details of the elimination of unrealized gain or loss arising from inter-company transactions with equity method investee are as follows:

(in thousands of Korean won)	2010		2009

Gravity Interactive, Inc.
Inventories	₩	—	₩	2,843
NeoCyon, Inc.
Software	₩	20,850	₩	43,596
Other intangible assets		436,100		—

Total	₩	456,950	₩	46,439

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Changes in investments in subsidiaries accounted for using the equity method for the years ended December 31, 2010 and 2009 are as follows:

	2010
(in thousands of Korean won)			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain(Loss)		Equity		Ending

Gravity Interactive, Inc.	₩	1,167,746	₩	—	₩	(919,541)	₩	(14,925)	₩	233,280
Gravity Entertainment Corp.		521,159		—		(114,256)		64,371		471,274
Gravity EU SASU[1]		—		—		(272,041)		87,836		—
Gravity Middle East & Africa FZ-LLC		1,596,297		—		—		(39,171)		1,557,126
Gravity RUS Co., Ltd.[2]		259,968		—		(235,710)		(24,258)		—
NeoCyon, Inc.		5,864,320		—		1,447,646		—		7,311,966
Barunson Interactive Corp.[3]		—		11,688,481		(391,692)		—		11,296,789

Total	₩	9,409,490	₩	11,688,481	₩	(485,594)	₩	73,853	₩	20,870,435

[1]	With respect to Gravity EU SASU, prior year’s equity loss was in excess of the remaining book value of the investment. In 2010, out of the ₩272,041 thousand equity loss from the investment, ₩149,456 thousand was recorded as bad debt related to the short-term loans receivable due from Gravity EU SASU and ₩34,750 thousand was recorded as bad debt related to accrued income. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ₩546,251 thousand.

[2]	With respect to Gravity RUS Co., Ltd, current year’s equity loss was in excess of the remaining book value of the investment. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ₩15,256 thousand.

[3]	In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corp.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

	2009
(in thousands of Korean won)			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain(Loss)		Equity		Ending

Gravity Interactive, Inc.	₩	2,248,596	₩	—	₩	(1,005,622)	₩	(75,228)	₩	1,167,746
Gravity Entertainment Corp.		517,955		—		66,447		(63,243)		521,159
Gravity EU SASU[1]		72,899		—		(799,158)		49,380		—
Gravity Middle East & Africa FZ-LLC		1,734,879		—		(15,884)		(122,698)		1,596,297
Gravity RUS Co., Ltd.		585,046		—		(158,303)		(166,775)		259,968
NeoCyon, Inc.		4,294,971		—		1,569,349		—		5,864,320

Total	₩	9,454,346	₩	—	₩	(343,171)	₩	(378,564)	₩	9,409,490

[1]	With respect to Gravity EU SASU, the equity loss was in excess of the remaining book value of the investment. In 2009, out of the ₩799,158 thousand equity loss from the investment, ₩650,709 thousand was recorded as bad debt related to the short-term and long-term loans receivable due from Gravity EU SASU and ₩26,171 thousand was recorded as bad debt related to accrued income. As of December 31, 2009, the amount of change in equity unrecognized due to discontinuance of applying equity method was ₩150,584 thousand.
Changes in accumulated other comprehensive income and expense from equity method investments are as follows:

(in thousands of Korean won)	2010
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	₩	1,052,356	₩	—	₩	14,925	₩	1,037,431
Gravity Entertainment Corp.		(46,370)		64,371		—		18,001
Gravity EU SASU		413,837		87,836		—		501,673
Gravity Middle East & Africa FZ-LLC		442,188		—		39,171		403,017
Gravity RUS Co., Ltd.		144,587		—		24,258		120,329

Total	₩	2,006,598	₩	152,207	₩	78,354	₩	2,080,451

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

(in thousands of Korean won)	2009
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	₩	1,127,584	₩	—	₩	75,228	₩	1,052,356
Gravity Entertainment Corp.		16,873		—		63,243		(46,370)
Gravity EU SASU		364,457		49,380		—		413,837
Gravity Middle East & Africa FZ-LLC		564,886		—		122,698		442,188
Gravity RUS Co., Ltd.		311,362		—		166,775		144,587

Total	₩	2,385,162	₩	49,380	₩	427,944	₩	2,006,598

The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2010 and 2009, were used in the valuation of these equity method investments. The Company has concluded that any difference between the audited and unaudited financial statements is not material.
Summary of financial information of equity method investees follows:

(in thousands of Korean won)	2010
Investees	Assets		Liabilities		Revenue		Net income(loss)

Gravity Interactive, Inc.	₩	2,227,460	₩	1,994,180	₩	4,759,199	₩	(922,384)
Gravity Entertainment Corp.		1,006,167		534,893		61		(114,256)
Gravity EU SASU		426,944		1,834,281		793,544		(667,708)
Gravity Middle East & Africa FZ-LLC		1,507,306		13,180		—		—
Gravity RUS Co., Ltd.		4,261		19,531		—		(235,946)
NeoCyon, Inc.		10,776,066		2,692,707		10,618,097		2,182,608
Barunson Interactive Corp.		4,502,940		5,573,047		908,720		128,686

(in thousands of Korean won)	2009
Investees	Assets		Liabilities		Revenue		Net income(loss)

Gravity Interactive, Inc.	₩	2,267,170	₩	1,096,581	₩	5,799,850	₩	(1,006,405)
Gravity Entertainment Corp.		1,006,879		485,720		68		66,447
Gravity EU SASU		478,078		1,305,542		646,127		(949,743)
Gravity Middle East & Africa FZ-LLC		1,609,808		13,511		—		(15,884)
Gravity RUS Co., Ltd.		260,104		110		—		(158,461)
NeoCyon, Inc.		8,547,774		2,647,023		9,958,974		1,956,010

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
7. Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Company as of December 31, 2010 and 2009 consist of the following:

	Annual
(in thousands of Korean won)	Interest Rate (%)	2010		2009

Loans for employee housing	2.0-3.0	₩	126,356	₩	57,415
Loans to Gravity CIS Co., Ltd.	4.9		569,450		583,800
Loans to Gravity EU SASU, net of allowance of ₩800,165 thousand in 2010	4.8		—		—
Loans to Naru Entertainment Co., Ltd.[1]	8.0		1,300,000		—

			1,995,806		641,215

Less: Short-term portion			(1,942,473)		(620,660)

Long-term loans receivable		₩	53,333	₩	20,555

[1]	In 2010, the Company and Naru Entertainment Co., Ltd. entered into a loan agreement and terminated the existing publishing agreement from 2009. Under this arrangement, the Company provided loans to Naru Entertainment Co., Ltd. in the amount of ₩1,300,000 thousand and recorded it as short-term loans receivable (Refer to note 14).
8. Property and Equipment
Changes in property and equipment as of December 31, 2010 and 2009 are as follows:

	2010
	Computer				Furniture		Leasehold
	and other				and		improve-
(in thousands of Korean won)	Equipment		Vehicles		fixtures		ments		Total

Beginning	₩	1,003,516	₩	—	₩	56,297	₩	394,155	₩	1,453,968
Acquisition		407,716		—		100,525		—		508,241
Disposal and retirement		(22,122)		—		—		—		(22,122)
Depreciation		(668,738)		—		(46,618)		(186,492)		(901,848)

Ending	₩	720,372	₩	—	₩	110,204	₩	207,663	₩	1,038,239

Acquisition cost	₩	10,652,008	₩	28,111	₩	907,962	₩	745,967	₩	12,334,048
Accumulated depreciation		(9,931,636)		(28,111)		(797,758)		(538,304)		(11,295,809)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

	2009
	Computer				Furniture		Leasehold
	and other				and		improve-
(in thousands of Korean won)	Equipment		Vehicles		fixtures		ments		Total

Beginning	₩	1,987,854	₩	—	₩	227,446	₩	562,826	₩	2,778,126
Acquisition		194,672		—		22,195		16,450		233,317
Disposal and retirement		(21,413)		—		(2,889)		—		(24,302)
Depreciation		(1,157,597)		—		(190,455)		(185,121)		(1,533,173)

Ending	₩	1,003,516	₩	—	₩	56,297	₩	394,155	₩	1,453,968

Acquisition cost	₩	10,599,874	₩	28,111	₩	857,712	₩	745,967	₩	12,231,664
Accumulated depreciation	₩	(9,596,358)	₩	(28,111)	₩	(801,415)	₩	(351,812)	₩	(10,777,696)
9. Insurance
Property and equipment covered by insurance policies as of December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)			Amount Insured
Properties	Insurance Company	Type of Insurance	2010		2009

Buildings	Meritz Fire & Marine
	Insurance Co., Ltd.	Fire insurance	₩	9,015,636	₩	9,015,636
Equipment, Furniture	Meritz Fire & Marine
and fixtures	Insurance Co., Ltd.	General insurance		885,139		2,215,300
All vehicles not included in the table above are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
10. Operating Lease
The Company entered into a lease agreement with Korea Software Industry Promotion Agency and SH Corporation and has paid a guarantee deposit of ₩1,241,560 thousand to Korea Software Industry Promotion Agency and ₩10,105 thousand to SH Corporation as of December 31, 2010.
Future lease payments under operating lease as of December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)	2010		2009

Less than one year	₩	2,035,543	₩	1,837,594
One year to three years		1,959,628		3,737,192

Total	₩	3,995,171	₩	5,574,786

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012. The term of lease agreement with SH Corporation was extended in 2010 through year 2011.
Lease payments recognized in operations for the years ended December 31, 2010 and 2009, are as follows:

(in thousands of Korean won)	2010		2009

Rent	₩	1,914,477	₩	1,921,892

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
11. Intangible Assets
Changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Development
(in thousands of Korean won)	costs		Software		Others[1]		Total

Beginning balance	₩	11,006,644	₩	586,052	₩	238,599	₩	11,831,295
Acquisition		4,243,007		267,015		1,617,873		6,127,895
Amortization		(1,549,314)		(520,093)		(226,938)		(2,296,345)
Impairment[2]		—		—		(475,425)		(475,425)

Ending balance	₩	13,700,337	₩	332,974	₩	1,154,109	₩	15,187,420

Accumulated depreciation	₩	(6,377,802)	₩	(8,117,114)	₩	(512,921)	₩	(15,007,837)
Accumulated impairment		(3,211,735)		(113,333)		(501,379)		(3,826,447)

[1]	In 2010, the Company has acquired exclusive contracts from Xpec Entertainment Inc. to distribute and sell the game “Canaan” domestically, and from Barunson Interactive Corp. to distribute and sell the game “Dragonica” in North America. The Company recorded the amounts paid for such operating rights as intangible assets.

[2]	When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as an asset impairment loss for the period.

	2009
	Development
(in thousands of Korean won)	costs		Software		Others		Total

Beginning balance	₩	10,894,359	₩	1,356,668	₩	259,283	₩	12,510,310
Acquisition		2,746,261		133,869		86,443		2,966,573
Amortization		(2,594,963)		(904,485)		(107,127)		(3,606,575)
Impairment		(39,013)		—		—		(39,013)

Ending balance	₩	11,006,644	₩	586,052	₩	238,599	₩	11,831,295

Accumulated depreciation	₩	(4,828,488)	₩	(7,597,021)	₩	(285,983)	₩	(12,711,492)
Accumulated impairment		(3,211,735)		(113,333)		(25,954)		(3,351,022)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
The amortization expenses of intangible assets for the years ended December 31, 2010 and 2009, are charged to the following accounts:

(in thousands of Korean won)	2010		2009

Cost of sales	₩	1,743,133	₩	2,774,978
Selling and administrative expenses		458,004		621,968
Development costs		94,767		209,152
Research and development expenses		441		477

	₩	2,296,345	₩	3,606,575

The Company recognized research and development cost amounting to ₩4,623,793 thousand (2009: ₩1,781,798 thousand) as an expense in 2010.
12. Government Grants
Changes in government grants for the years ended December 31, 2010 and 2009, are as follows:

(in thousands of Korean won)	2010		2009

Beginning	₩	26,912	₩	31,521
Increase		—		269,115
Decrease		26,912		273,724

Ending	₩	—	₩	26,912

The Company received grants of ₩269,115 thousand from Korea Software Industry Promotion Agency in accordance with the agreement in 2009 for supporting interactive convergence contents development. The portion without repayment obligation was offset against research and development expense in the amount of ₩242,203 thousand in 2009. The unused amount of ₩1,752 thousand was repaid in 2010. ₩25,160 thousand of the grants were recorded as non-operating income as obligation to be repaid was extinguished resulting from the notification of acceptance at the final evaluation of commercialization in November, 2010.
13. Accrued Severance Benefits
On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2010 amounted to ₩1,074,950 thousand (2009: ₩1,027,434 thousand).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
14. Commitments and Contingencies
Commitments
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2010, the Company generated 65% (2009: 66%) from GungHo Online Entertainment, Inc., a Japanese licensee, 7% (2009: 3%) from Soft-World International Corporation, a Taiwanese licensee, and 3% (2009: 2%) from Level up! Interactive S.A, a Brazilian licensee.
The Company has exclusive contracts with its licensees to distribute and sell online games and earns 20% to 40% of sales from the online games. Revenue for the years ended December 31, 2010 and 2009 from the licensees are as follows:

(in thousands of Korean won)		Revenue [1]
Country	Licensee	2010		2009

Japan	GungHo Online Entertainment, Inc.	₩	25,148,456	₩	29,035,925
Taiwan and HongKong	Soft-World International Corporation		2,583,471		1,512,681
Brazil	Level up! Interactive S.A		1,113,565		1,096,487
Thailand	AsiaSoft International Co., Ltd.		742,022		869,390
Philippines	Level up! Inc.		703,584		741,759
Others	Shanda/PT. Lyto Datrindo Fortuna and others		3,068,856		3,749,821

		₩	33,359,954	₩	37,006,063

[1]	These amounts include other revenues, such as character royalty which from contracts for exclusive rights amounting to ₩658,535 thousand for 2010 (2009: ₩1,156,937 thousand).
In 2005, the Company along with other companies such as SoftBank Corp. and GungHo Online Entertainment, Inc. established a partnership (Online Game Revolution Fund No. 1, Limited liability partnership) for the purposes of investing in and receiving profit from online games. Respect to this arrangement, the Company entered into a contract to invest total of JPY 1,000,000,000, and as of December 31, 2010, the Company has invested total of JPY 910,000,000 and holds 16.39% equity interest(Refer to note 5). The partnership is under liquidation as of the audit report date.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
In 2009, the Company entered into an agreement with Naru Entertainment Co., Ltd. to acquire publishing right of the game in process of being developed by Naru Entertainment Co., Ltd. in Republic of Korea in exchange for ₩1,500,000 thousand and has accounted for the prepayment of ₩400,000 thousand as payment in advance. In 2010, however, the Company and Naru Entertainment Co., Ltd. have entered into ₩1,300,000 thousand loan agreement and terminated the publishing agreement. According to the new loan agreement, repayment should be made within 3 years from the date of the agreement at 8% annual interest rate. Once the principal and interest have been fully paid, Naru Entertainment Co., Ltd. is permanently required to make further revenue sharing payments, which amounts to 5% of operating income from the game. Furthermore, if the sum of initial fees and minimum guarantees of the license agreements entered by July 31, 2011 is less than ₩3.5 billion, or if initial fees from 5 countries(Korea, Japan, USA, Russia and Taiwan) is less than ₩1.5 billion(or sum of initial fees and minimum guarantees is less than ₩2.5 billion), the Company has the right to enter into a publishing right agreement of the game with Naru Entertainment Co., Ltd.
Litigation
As of December 31, 2010, there are three pending domestic litigations in which the Company is a defendant including compensation for damages claimed by the Company’s former executives, and the total claims have amounted to approximately ₩4,555,000 thousand. With respect to these litigations, the ultimate resolution, timing, and the amount of outflow of economic benefits cannot be reasonably determined. The final outcome of the litigations and their impact on the Company’s financial statements cannot be reasonably estimated as of the audit report date.
15. Income Tax Expenses
Income tax expenses for the years ended December 31, 2010 and 2009 consists of the following:

(in thousands of Korean won)	2010		2009

Current income taxes	₩	3,643,606	₩	3,987,122
Changes in deferred tax assets from temporary differences[1]		—		—
Changes in deferred tax assets from tax credits[2]		—		—
Income taxes reflected in the shareholders’ equity[3]		—		—

Income tax expenses	₩	3,643,606	₩	3,987,122

[1]
The Company reflected the effect of changes in deferred income tax assets from temporary differences to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2010 and 2009.

[2]
The Company reflected the effect of changes in deferred tax assets from tax credits to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2010 and 2009.

[3]
The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. There has been no tax effect to be directly reflected to the shareholders’ equity due to low realizability of deferred tax assets during 2010 and 2009.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
Reconciliation between income before income taxes and income tax expense for the years ended December 31, 2010 and 2009 is as follows:

(in thousands of Korean won)	2010		2009

Income before income taxes(A)	₩	7,778,763	₩	7,069,619

Income taxes based on statutory rates	₩	1,856,061	₩	1,686,648
Reconciliation:
Non-taxable incomes		(18,696)		(102,098)
Non-deductible expenses		76,117		63,515
Tax credits		(4,633,598)		(398,592)
Expiration of unused tax credits		4,617,823		1,624,503
Effect of the changes in statutory tax rate		—		(193,818)
Change in valuation allowance		1,754,209		1,306,316
Others		(8,310)		648

Income tax expense(B)	₩	3,643,606	₩	3,987,122

Effective tax rates(B/A)		46.84%		56.40%
Details of temporary differences and changes in deferred tax assets for the years ended December 31, 2010 and 2009 are as follows:

	2010
(in thousands of Korean won)	Beginning		Change		Ending		Current		Non-current

Short-term available-for-sale securities	₩	26,815	₩	(26,940)	₩	(125)	₩	(125)	₩	—
Accrued income		(309,714)		122,700		(187,014)		(187,014)		—
Property and equipment		186,860		362,449		549,309		—		549,309
Intangible assets		1,123,290		261,566		1,384,856		—		1,384,856
Equity method investments		12,644,800		411,741		13,056,541		—		13,056,541
Accrued expenses		257,440		45,568		303,008		303,008		—
Available-for-sale securities		6,899,255		452,859		7,352,114		—		7,352,114
Gain(loss) on foreign exchange translation		586,726		(161,299)		425,427		395,115		30,312
Others		455,596		401,884		857,480		758,480		99,000

	₩	21,871,068	₩	1,870,528	₩	23,741,596	₩	1,269,464	₩	22,472,132

Deferred income tax assets from temporary differences	₩	4,883,385	₩	596,712	₩	5,480,097	₩	307,210	₩	5,172,887
Deferred income tax assets from tax credit		25,071,955		(2,350,921)		22,721,034		4,873,310		17,847,724
Non-recognition of deferred tax assets[4]		(29,955,340)		1,754,209		(28,201,131)		(5,180,520)		(23,020,611)

Deferred income tax assets	₩	—	₩	—	₩	—	₩	—	₩	—

[4]
The tax effect of cumulative temporary difference was calculated based on future tax rate of the fiscal year when temporary differences are expected to reverse. The 24.2% and the 22.0% tax rate was used for temporary differences expected to reverse in 2011, and in 2012 and thereafter, respectively. To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. Due to the uncertainty of future taxable income, the Company did not recognize the deferred income tax assets as of December 31, 2010.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

	2009
(in thousands of Korean won)	Beginning		Change		Ending		Current		Non-current

Accrued income	₩	—	₩	26,815	₩	26,815	₩	26,815	₩	—
Property and equipment		(218,107)		(91,607)		(309,714)		(309,714)		—
Intangible assets		610,992		(424,132)		186,860		—		186,860
Equity method investments		1,466,589		(343,299)		1,123,290		—		1,123,290
Accrued expenses		11,923,065		721,735		12,644,800		—		12,644,800
Accrued severance benefits		466,829		(209,389)		257,440		257,440		—
Available-for-sale securities		2,114,364		4,784,891		6,899,255		—		6,899,255
Gain(loss) on foreign exchange translation		20,128		566,598		586,726		567,495		19,231
Others		315,670		139,926		455,596		—		455,596

	₩	16,699,530	₩	5,171,538	₩	21,871,068	₩	542,036	₩	21,329,032
Loss carryforwards		11,934,399		(11,934,399)		—		—		—

	₩	28,633,929	₩	(6,762,861)	₩	21,871,068	₩	542,036	₩	21,329,032

Deferred income tax assets from temporary differences	₩	6,319,529	₩	(1,436,144)	₩	4,883,385	₩	131,173	₩	4,752,212
Deferred income tax assets from tax credit		22,329,495		2,742,460		25,071,955		6,984,519		18,087,436
Non-recognition of deferred tax assets[5]		(28,649,024)		(1,306,316)		(29,955,340)		(7,115,692)		(22,839,648)

Deferred income tax assets	₩	—	₩	—	₩	—	₩	—	₩	—

[5]
To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and tax loss carryforwards, and other factors. Management periodically considers these factors in reaching its conclusion. As the Company recorded accumulated losses for the recent three years, deferred income tax assets were not recognized as of December 31, 2009.

Tax loss carryfowards and tax credits not recognized as deferred tax assets as of December 31, 2010 are as follows:

(in thousands of Korean won)	Year of expiration	Amount

Tax credits
	2011	₩	4,873,310
	2012		4,018,523
	2013		4,811,090
	2014		4,384,513
	2015		4,633,598

	Total	₩	22,721,034

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
16. Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009 are summarized as follows:

	2010				2009
	Foreign		Korean won		Foreign	Korean won
	currency		(in thousands)		currency	(in thousands)

Assets
Cash and cash equivalents	USD	631,642	₩	719,378	3,511,976	₩	4,100,584
	JPY	—		—	147,369,040		1,861,006
	EUR	78,086		118,191	124,112		207,798

			₩	837,569		₩	6,169,388

Trade accounts receivable	USD	1,583,332	₩	1,803,257	930,417	₩	1,086,355
	JPY	151,620,810		2,118,264	149,809,204		1,891,821
	EUR	390,097		590,451	224,148		375,287
	BRL	196,878		135,112	111,971		75,142
	IDR	189,354,920		23,972	179,553,600		22,229
	RUB	15,282,466		569,730	9,695,508		373,471
	PHP	11,030,658		286,797	14,761,025		373,897
	THB	24,122,915		911,364	18,372,818		643,416
	TWD	17,957,583		701,782	2,696,110		97,842

			₩	7,140,729		₩	4,939,460

Other accounts receivable	USD	8,518	₩	9,701	15,548	₩	18,154

			₩	9,701		₩	18,154

Short-term loans receivable	USD	500,000	₩	569,450	500,000	₩	583,800
	EUR	340,000		514,624	200,000		334,856

			₩	1,084,074		₩	918,656

Long-term loans receivable	EUR	188,650.00	₩	285,541	188,650.00	₩	315,853

			₩	285,541		₩	315,853

			₩	9,357,614		₩	12,361,511

Liabilities
Accounts payable	USD	1,421,956	₩	1,619,465	654,884	₩	764,642
	JPY	85,220,912		1,190,604	33,225,516		419,578
	SGD	—		—	7,996		6,646
	PHP	31,234,375		3,954	—		—

			₩	2,814,023		₩	1,190,866

The Company recognized gain on foreign currency translation of ₩72,583 thousand in 2010 (2009: ₩82,328 thousand) and loss on foreign currency translation of ₩374,878 thousand in 2010 (2009: ₩660,694 thousand) from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
17. Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ₩500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2010, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
There are no movements in common stock for the years ended December 31, 2010 and 2009.
18. Stock-Based Compensation
The Company may grant options to purchase the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. The Company granted stock options at a shareholder’s meeting on December 24, 2004, all of which have expired. There are no stock options exercisable as of December 31, 2010.
The changes in the stock options in current and prior years were as follows:

(in thousands of Korean won)	2010	2009

Beginning share balance	13,525	31,095
Expiration	(13,525)	(17,570)

Ending share balance	—	13,525

During 2010, 13,525 (until 2009: 59,742) stock options granted to directors and employees on December 24, 2004, expired and the related amount of ₩445,206 thousand (until 2009: ₩1,679,930 thousand) was reclassified to other capital surplus. There are no stock options outstanding as of December 31, 2010. No compensation cost has been recognized for the year ended December 31, 2010.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
19. Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)	2010		2009

Salaries	₩	6,677,514	₩	6,165,967
Service fees and commissions		2,320,111		3,749,041
Rent (Note 10)		1,057,166		1,007,731
Employee benefits		1,088,989		1,155,477
Research and development expenses (Notes 11 and 12)		4,623,793		1,781,798
Advertising expenses		1,560,435		1,022,868
Depreciation (Note 8)		404,612		732,966
Amortization (Note 11)		458,004		621,968
Provision for severance benefits (Note 13)		439,959		408,170
Transportation expenses		603,959		588,053
Taxes and dues		290,223		299,445
Insurance premium		184,851		223,839
Stock-based compensation expense (Note 18)		—		14,885
Bad debt expense		444,470		359,150
Miscellaneous		259,588		268,191

	₩	20,413,674	₩	18,399,549

20. Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)	2010		2009

Salaries	₩	15,373,996	₩	14,230,502
Provision for severance benefits		1,074,950		1,027,434
Employee benefits		1,663,491		1,733,178
Rent		1,914,477		1,921,892
Depreciation		901,848		1,533,173
Amortization		2,296,345		3,606,575
Taxes and dues		597,132		592,523

	₩	23,822,239	₩	24,645,277

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
21. Comprehensive Income

(in thousands of Korean won)	2010		2009

Net income	₩	4,135,157	₩	3,082,497
Other comprehensive income and expense
Net accumulated comprehensive income of equity method investees		27,484		(332,194)
Net accumulated comprehensive expense of equity method investees		46,370		(46,370)

Comprehensive income	₩	4,209,011	₩	2,703,933

22. Earnings per Share
The earnings per share represents earnings on one common stock share. The earnings per share calculation is as follows:

	2010		2009

Net income attributable to common stock	₩	4,135,157 thousand	₩	3,082,497 thousand
Weighted average number of common stock outstanding		6,948,900		6,948,900

Basic earnings per share	₩	595	₩	444

23. Supplemental Non-cash Transactions
Significant transactions not affecting cash flows for the years ended December 31, 2010 and 2009 are as follows:

(in thousands of Korean won)	2010		2009

Write-off of trade accounts receivables	₩	—	₩	119,349
Reclassification of stock options to other capital surplus		445,206		481,606
Reclassification of long-term deferred income to accounts payable		1,161,262		876,231
Offset long-term deferred income against trade accounts receivables		—		129,604
Offset long-term deferred income against prepaid income taxes		226,897		—
Reclassification of advances payments to other intangible assets		32,078		86,443
Reclassification of advances payments to development costs		59,911		—
Reclassification of depreciation to development costs		152,082		161,464
Reclassification of amortization of intangible assets to development costs		94,767		209,152
Reclassification of long-term prepaid expenses to other accounts receivable		35,329		—
Reclassification of long-term loans receivable to short-term loans receivable		87,222		627,412
Reclassification of long-term prepaid expenses to short-term prepaid expenses		151,016		135,740
Reclassification of long-term deferred income to short-term deferred income		1,610,789		1,642,673

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
24. Related Party Transactions
Details of the parent and subsidiaries as of December 31, 2010 are as follows:

Entity
Parent company	Gungho Online Entertainment, Inc.

Ultimate parent Company	SOFTBANK CORP.

Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity CIS Co., Ltd.
Gravity EU SASU
Gravity Middle East & Africa FZ-LLC
Gravity RUS Co., Ltd.
NeoCyon, Inc.
Barunson Interactive Corp.
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2010 and 2009 and the related account balances outstanding as of December 31, 2010 and 2009 are as follows:

	Sales				Purchases
(in thousands of Korean won)	2010		2009		2010		2009

Gungho Online Entertainment, Inc.	₩	25,148,456	₩	29,035,925	₩	1,801,715	₩	671,134
Gravity Interactive, Inc.		942,331		1,201,390		—		—
Gravity Entertainment Corp.		—		—		—		—
Gravity CIS Co., Ltd.		201,162		409,549		—		—
Gravity EU SASU		333,386		286,828		—		—
Gravity Middle East & Africa FZ-LLC		—		—		—		—
NeoCyon, Inc.		1,473,274		1,709,722		1,319,596		914,000
Barunson Interactive Corp.		—		—		18,825		—

Total	₩	28,098,609	₩	32,643,414	₩	3,140,136	₩	1,585,134

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009

	Receivables				Payables
(in thousands of Korean won)	2010		2009		2010		2009

Gungho Online Entertainment, Inc.	₩	2,586,952	₩	2,234,275	₩	6,902,588	₩	6,316,258
Gravity Interactive, Inc.		888,435		246,953		28,489		96,862
Gravity Entertainment Corp.		29,425		26,597		604,059		618,828
Gravity CIS Co., Ltd.		1,273,843		1,159,861		—		47,237
Gravity EU SASU		1,458,079		1,045,994		—		9,478
Gravity Middle East & Africa FZ-LLC		—		—		1,820,301		1,820,301
NeoCyon, Inc.		910,371		1,295,605		256,934		108,881
Barunson Interactive Corp.		207,075		—		—		—

Total	₩	7,354,180	₩	6,009,285	₩	9,612,371	₩	9,017,845

The Company provided bad debt allowances for receivables of ₩872,378 thousand as of December 31, 2010 (2009: ₩430,277 thousand) and recognized bad debts expense of ₩442,101 thousand (2009: ₩374,425 thousand).
Loans granted by the Company to the related parties for the year ended December 31, 2010, are as follows:

(in thousands of Korean won)	Beginning		Increase		Decrease		Ending
Gravity CIS Co., Ltd.	₩	583,800	₩	99,200	₩	113,550	₩	569,450
Gravity EU SASU		650,709		225,743		76,287		800,165

Total	₩	1,234,509	₩	324,943	₩	189,837	₩	1,369,615

The allowance for bad debt on the related party loans above was ₩800,165 thousand as of December 31, 2010 (2009: ₩650,709 thousand).
The Company has exclusive contracts with GungHo Online Entertainment, its parent company, to distribute and sell online games in Japan (Refer to note 14).
25. Reclassification of prior year’s accounts
The Company reclassified certain prior year’s accounts in order to facilitate comparison with the current year’s financial statements.

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
GRAVITY Co., Ltd.
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2010, no material weaknesses are identified as of December 31, 2010, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit. However, in accordance with Chapter 5, Application for small- and medium-sized companies of the IACS standards, the design, operation and assessment of its IACS are limited compared with those of public large-sized companies as the Company is a non-public large- sized company (or a public small-and medium-sized company). As such, we performed our review in accordance with Chapter 14, Review standards for small- and medium-sized companies.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with Chapter 5, Application for small- and medium-sized companies, of the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2010, and we did not review management’s assessment of its IACS subsequent to December 31, 2010. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
March 17, 2011

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Audit Committee of
GRAVITY Co., Ltd.
I, as the Internal Accounting Control Officer (“IACO”) of GRAVITY Co., Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2010.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied Chapter 5, Application to small- and medium-sized companies, of the IACS standards for the assessment of design and operations of the IACS.
Based on the assessment on the operation of the IACS, no material weakness has been identified as of December 31, 2010, in all material respect, in accordance with the IACS standards.
March 7, 2011
Heung Gon Kim, Internal Accounting Control Officer
Toshiro Ohno, President and Chief Executive Officer
Yoon Seok Kang, Chief Executive Officer